Exhibit 99.1

TORONTO, September 21, 2012 — Sprott Asset Management LP announces that it has filed a preliminary short form base shelf prospectus containing information relating to units of the Sprott Physical Gold Trust with securities commissions or similar authorities in all provinces and territories of Canada.  Under the shelf prospectus, the Trust may offer from time to time during the 25-month period after a final receipt is received for the prospectus up to US$3 billion of units of the Trust.

This notice does not constitute an offer of securities for sale in the United States.